October 4, 2018

Confidential

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Donald Field

Mr. Nolan McWilliams

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             China Index Holdings Limited (CIK No. 0001749797)

Response to the Staff’s Comments on
Draft Registration Statement on

Form F-1 Confidentially Submitted on August 17, 2018

Dear Ms. Walsh, Mr. Krikorian, Mr. Field and Mr. McWilliams,

On behalf of our client, China Index Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 13, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 17, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited interim financial statements and related financial information for the six months ended June 30, 2017 and 2018 and as of June 30, 2018.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO
SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

October 4, 2018

Draft Registration Statement on Form F-1

Our Corporate History and Structure, page 5

1.                                      Please add an additional ownership structure chart with graphics and narrative disclosure to illustrate the company’s ownership structure after the separation and distribution and upon consummation of the offering. The chart should illustrate the company’s post-offering ownership structure including the relative ownership of your ADSs/ordinary shares and the associated voting rights between existing shareholders and public shareholders.

In response to the Staff’s comment, the Company has added a footnote to the organization chart on pages 5, 6, 90 and 91 of the Revised Draft Registration Statement to disclose the requested percentage equity and voting ownership information. Nevertheless, the Company respectfully advises the Staff that neither it nor Fang has the current information on all of Fang’s public shareholders and such ownership information, assuming available, will not be finalized until after the record date for the distribution and separation.

Use of Proceeds, page 76

2.                                      Refer to the last paragraph of this section. Please quantify the estimated proceeds which may be loaned or contributed to your PRC subsidiaries without additional registration or approval. To the extent you will be required to obtain additional approvals to loan or contribute the proceeds of this offering, also discuss the anticipated time frame for receipt of and the likelihood you will obtain the necessary approvals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 77, 78 and 155 of the Revised Draft Registration Statement.

Business Cooperation Agreement, page 102

3.                                      Please discuss the material terms of this agreement in greater detail. In this regard, we note that it appears that your online marketplace services business will be operated through Fang’s existing website; that you will be entitled to certain revenue based on marketing and advertising services related to the commercial real estate business; and that you will also be required to pay certain fees to Fang for technological support and operating the commercial real estate channel. Please discuss in greater detail how revenue and expenses will be allocated between the parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

October 4, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, Judgments and Estimates, page 113

4.                                      Please tell us what consideration you gave to discussing any other critical accounting estimates, such as those related to the allocation of expenses and share-based compensation.

The Company respectfully advises the Staff that the Company has considered the guidance in SEC Release No. 33-8350 and Section 9500 of Financial Reporting Manual of Division of Corporation Finance (“FRM”) in evaluating which accounting estimate is a critical accounting estimate that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

The Company acknowledges that in Section 9520.1 of the FRM, the guidance states that “estimates used to determine share-based compensation are often considered critical by companies going public.”  However, the Company has considered the following two factors to conclude share-based compensation is not a critical accounting estimate to the Company.

(a)                                 The Company is operating the real estate information, analytics and marketplace services businesses of Fang Holdings Limited.  Certain of the Company’s employees participate in Fang’s share-based compensation plans.  Accordingly, certain costs related to Fang’s share-based compensation plans have been allocated to the Company.  Since Fang is already a public company, the Company believes that the key assumptions used to estimate the fair values of the share options and restricted shares, including fair value of the underlying ordinary shares, risk-free interest rate, weighted average expected life, expected dividends yield and expected volatility, are either based on factual numbers or estimates which do not involve significant estimates or judgements.

(b)                                 Total share-based compensation expenses of share-based awards for the years ended December 31, 2016 and 2017 were RMB4.6 million and RMB6.3 million, compared with total costs and expenses of RMB145.4 million and RMB190.8 million for the years ended December 31, 2016 and 2017, respectively.  The Company believes that the susceptibility of share-based compensation to change is unlikely to have a material impact on the financial condition or operating performance.

The Company further advises the Staff that the Company, after further evaluation and analysis, has concluded that the allocation of expense is a critical accounting estimate and has revised disclosure on page 118 of the Revised Draft Registration Statement.

October 4, 2018

Business

Online Marketplace, page 137

5.                                      Based on your disclosure in the Business Cooperation Agreement section on page 102, it appears that Fang will actually operate the website. Please revise this section to clarify the relationship between the companies with respect to the provision of online marketplace services (residential versus commercial) including any material terms of the Business Cooperation Agreement necessary for investors to understand how this service is going to be provided to customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 145 of the Revised Draft Registration Statement.

Our Clients, page 139

6.                                      You indicate that in 2017 you signed on approximately 1,200 and 500 clients, primarily consisting of institutional clients, for your information, analytics services and promotion services, respectively. Please clarify what these two figures represent.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Revised Draft Registration Statement.

Regulation, page 144

7.                                      Please discuss the material effects of the ICP license and any other material licenses or approvals required under PRC regulations on the provision of online real-estate services. Discuss the anticipated time frame for receipt of the ICP license by your VIE. We note the carryover risk factor on pages 34-35.

In response to the Staff’s comment, the Company has revised the disclosure on page 152 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the earliest possible time for the VIE to submit an application for the ICP license is December 2018 after the VIE has fully paid the social security insurance for at least three consecutive months, a prerequisite to the application. The ICP license is usually granted within 60 days upon successful application.

October 4, 2018

Compensation of Directors and Executive Officers, page 153

8.                                      Please disclose the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year or confirm to us that you are not required to disclose this in the Cayman Islands or elsewhere (e.g. the PRC). Refer to Item 6.B.1 of Form 20-F.

The Company respectfully submits that the Company is not required to disclose the compensation of executive officers and directors on an individual basis in the Cayman Islands and China.

Taxation, page 183

9.                                      We note that the introductory paragraph references four different tax opinions. We also note that the exhibit index only references three tax opinions. Please revise to indicate that you will file a tax opinion from Wilson Sonsini Goodrich & Rosati or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 190 of the Revised Draft Registration Statement.

10.                               Refer to the first two paragraphs on page 185. Please briefly describe the reasons for the “significant uncertainties” in applying Bulletin 7.

In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Revised Draft Registration Statement.

The Separation and Distribution, page 184

11.                               We note your disclaimer in the first paragraph that “[t]his summary is for general information only and is not tax advice.” Investors are entitled to rely on the provided opinions. Please revise to remove this inappropriate disclaimer and limitation on reliance. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please also revise the disclaimer paragraphs on pages 187 and 194 in a similar manner.

In response to the Staff’s comment, the Company has revised the disclosure on pages 191, 194 and 200 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 2. Significant accounting policies

(t) Recent Issued Accounting Standards, page F-17

12.                               We note that you plan to adopt the new leases and credit losses accounting standards upon the effective date for private companies as permitted for emerging growth companies in the JOBS Act. As such, please revise your disclosure to indicate the effective date for non-public business entities for each of these ASUs. Please also revise your disclosure in Recent Accounting Pronouncements beginning on page 120, accordingly.

In response to the Staff’s comment, the Company has revised disclosure on pages 128, F-17 and F-18 of the Revised Draft Registration Statement.

October 4, 2018

13.                               Please clarify your disclosure that results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, considering that no financial statements covering the period of adoption have been presented. Please also revise your corresponding discussion in Recent Accounting Pronouncements beginning on page 120.

In response to the Staff’s comment, the Company has revised disclosure on pages 128 and F-17 of the Revised Draft Registration Statement.

Signatures, page II-5

14.                               Please revise the second half of your signature page to indicate that the registration statement will be signed by your principal financial officer and your controller or principal accounting officer. Refer to Instructions for Signatures on Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page II-6 of the Revised Draft Registration Statement.

General

15.                               Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully submits that neither the Company nor any of its authorized representatives has presented any written materials to any potential investors. The Company confirms that it will provide the Staff with copies of such written materials if it engages in any communication with investors in reliance on Section 5(d) of the Securities Act.

16.                               Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of the Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and undertakes to provide copies of any such graphical materials or artwork to the Staff in subsequent amendments to its Draft Registration Statement with sufficient time for the Staff to review prior to the circulation of preliminary prospectuses.

October 4, 2018

17.                               We note that the prospectus includes information and data from Frost & Sullivan. If you commissioned any research or reports for use in connection with the registration statement, please indicate that you will file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page II-4 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.  Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Francis Duan, by telephone at 86-10-8508-7802, or via email at francis.duan@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:                                Vincent Tianquan Mo, Chairman, China Index Holdings Limited

Yu Huang, Chief Executive Officer, China Index Holdings Limited

Barry E. Taylor, Esq., Partner, Wilson Sonsini Goodrich & Rosati

Steven V. Bernard, Esq., Partner, Wilson Sonsini Goodrich & Rosati

Francis Duan, Partner, KPMG Huazhen LLP

Benjamin Su, Esq., Partner, Latham & Watkins